Exhibit 99.1

Genius Group Announces the Appointment of Richard Berman as Audit Committee Chair

SINGAPORE – April 19, 2022 – Genius Group, a Singapore-based public limited company,  announced that its Board of Directors appointed Richard Berman as its Audit Committee Chair, as of March 31, 2022. Mr. Berman joined Genius Group’s Board of Directors in January 2022.

Mr. Berman’s business career spans over 35 years of venture capital, senior management, and merger & acquisitions experience. In the past 5 years, he has served as a director and/or officer of various public and private companies. Currently, he is a director of four public NASDAQ companies- Cryoport Inc., COMSovereign Holding Corp., BioVie Inc., and Context Therapeutics Inc. Over the last decade he has served on the board of 5 companies that have reached over one billion in market capitalization – Cryoport, Advaxis, EXIDE, Internet Commerce Corporation, and Ontrak (Catasys). Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments.

Mr. Berman is a past Director of the Stern School of Business of NYU, where he obtained his B.S. and M.B.A. degrees. He also has U.S. and foreign law degrees from Boston College and the Hague Academy of International Law, respectively.

“We’re thrilled to welcome Richard to the important role of Audit Chair,” commented Roger James Hamilton, founder and CEO of Genius Group. “Following our IPO on NYSE American, having a strong team with extensive public company experience provides significant value. Richard brings a wealth of experience in this regard and is a tremendous addition to our board.”

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.7 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies acquired at the time of, or shortly after, the closing of the company’s initial public offering (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s current plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements”. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s final prospectus for its initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Dave Gentry

RedChip Companies, Inc.

Phone: +1 407 4914498

GNS@redchip.com